Industrias Bachoco Announces Third Quarter 2011 Results

CELAYA, Mexico, Oct. 27, 2011 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco), Mexico's leading producer and processor of poultry and food products, announced today its unaudited results for the third quarter ("3Q11") and nine month period ended September 30, 2011. All figures have been prepared in accordance with Mexico's Generally Accepted Accounting Principles ("GAAP"), and are presented in nominal Mexican pesos per Mexican GAAP.

Highlights (3Q11 vs. 3Q10):

  Net sales in 3Q11 rose 3.5% to Ps. 6,514.7 million
  Chicken sales rose 0.7% in 3Q11
  Table egg sales increased 8.8% in 3Q11
  EBITDA margin was 0.5% in 3Q11, compared to 15.4% reported for 3Q10
  Net majority loss per share in 3Q11 of Ps. 0.178 (USD$ 0.154 per ADS), compared to net majority income per share of Ps. 1.058 (USD$0.915 per ADS) in 3Q10

Comments from the Chief Executive Officer:

Mr. Rodolfo Ramos, Bachoco's Chief Executive Officer, stated: "The third quarter's results were sharply affected by several external conditions that lead the Company to post negative net income in the quarter, mainly; the continuous increase in the cost of grain, and oversupply conditions within the Mexican poultry industry, which led to a reduction in our chicken prices while compared with the same quarter of 2010."

"On a positive note, total sales increased across the Company's main product lines, preserving positive EBITDA for the quarter, while adequate administration of our financial instruments softened the impact of the peso's depreciation when compares to the U.S. dollar.

Bachoco's aim is to maintain strict cost and expense controls, productivity improvements, while serving our markets and maintaining a healthy financial position".

THIRD QUARTER 2011 RESULTS

Net Sales

Net sales in 3Q11 reached Ps. 6,514.7 million, an increase of 3.5% when compared to Ps. 6,297.3 million reported in 3Q10. This was result of a strong performance in the balanced feed businesses, eggs and other business lines, as well as a slight increase in chicken products sales, partially offset by a decline in swine sales.

Operating Results

Gross profit totaled Ps. 557.6 million in 3Q11, 62.6% below the Ps. 1,490.6 million reported in 3Q10. Gross margin was 8.6% in 3Q11 compared to 23.7% in 3Q10, due mainly to a 23.9% increase in cost of sales.

The Company's operating loss in 3Q11 totaled Ps. 150.4 million, which represented a decline from operating profit of Ps. 812.1 million reported in 3Q10.

EBITDA reached Ps. 29.5 million for a margin of 0.5%, a decrease from the Ps. 971.6 million and 15.4% reported in 3Q10.

Taxes

Bachoco reported positive total taxes for the third quarter 2011 of Ps.32.7 million, as a result of positive income tax of Ps. 56.3 million, compensated by a charge in deferred income tax of Ps. 23.6 million.

Net income (loss)

Bachoco recorded a net majority loss of Ps. 106.9 million, or Ps. 0.178 per share (US$0.154 per ADS) in 3Q11, compared to a net majority income of Ps. 635.1 million, or Ps. 1.058 per share (US$0.915 per ADS) reported in 3Q10.

QUARTERLY RESULTS BY BUSINESS LINE

Chicken

Chicken products sales in 3Q11 grew 0.7% compared to 3Q10, which resulted from a 3.9% increase in sales volume, partially offset by a 3.1% decrease in chicken prices as industry supply for chicken products rose during the period.

Eggs

Sales of table eggs increased 8.8% during 3Q11 driven by a 16.3% increase in prices, partially offset by a 6.4% drop in sales volume.

Balanced Feed

The balanced feed business experienced strong improvement during 3Q11 with a 35.7% increase in sales when compared to 3Q10, driven by a 19.9% increase in balanced feed prices and 13.2% greater sales volume.

Swine

As a result of a larger supply of swine in the Mexican market, our sales decreased 8.3%, resulted from a 5.9% decrease in prices and 2.5% decrease in sales volume.

Other Business Lines

Sales of other business lines increased 14.8% when compared to 3Q10, as sales of beef products increase during the period.

ACCUMULATED 2011 RESULTS

(January-September 2011 Vs. January-September 2010)

Net Sales

Net sales in the first nine months 2011 totaled Ps. 19,173.8 million; representing a 4.0% increase from the same period in the previous year. The increases in net sales were driven by an increase of 32.6% in balanced feed sales, and 3.7% in chicken sales. This result was offset by a 5.7% decline in table egg sales, as well as 9.1% decrease in other business sales.

Operating Results

Gross profit in the first nine months of 2011 totaled Ps. 2,285.9 million, 42.3% below the Ps. 3,963.7 million reported in the same period 2010. Gross margin in the first nine months 2011 reached 11.9% compared to 21.5% in the same period 2010. This was attributed to a 16.7% increase in total cost of sales.

The Company's operating profit in the first nine months 2011 totaled the Ps. 185.1 million, less than Ps. 1,937.1 million in the same nine month period 2010. The operating margin in the first nine months of 2011 was of 1.0%, compared to 10.5% in the same period 2010.

EBITDA in the first nine months of 2011 amounted to Ps. 718.6 million, 70.7% below the Ps. 2,449.4 million reported in the same period 2010. EBITDA margin declined from 13.3% to 3.7% in 2011.

Comprehensive Financial Result

During the first nine months in 2011, the comprehensive financial result was an income of Ps. 137.8 million, 84.0% higher than the Ps. 74.9 million reported in the same period 2010. The result was mainly attributed to greater interest income.

Taxes

Total taxes as of September 30, 2011 were Ps. 44.6 million.

Net Income

Net majority income for the first nine months of 2011 totaled PS. 185.6 million, or Ps. 0.309 per share (US$0.267 per ADS), compared to a net majority income of Ps. 1,527.7 million, or Ps. 2.55 per share (US$2.200 per ADS) reported in the same period 2010.

Balance Sheet

Total cash and cash equivalents amounted to Ps. 3,276.8 million as of September 30, 2011, compared to Ps. 3,778.4 million at the same period of 2010. The total debt outstanding in 2011 was Ps. 827.0 million compared to Ps. 763.6 million as of September 30, 2010.

Capital Expenditures

CAPEX for 2011 amounted to Ps. 461.5 million, and was financed entirely by internal resources.

Recent Events

August 23, 2011 "Industrias Bachoco Acquires Further Processed Meats Facility in Northern Mexico". The Company announced that it reached an agreement with Grupo OSIG to acquire the assets of Trosi de Carnes, S.A. de C.V. This facility is located in Monterrey, Nuevo Leon in Northern Mexico.

Company Description:

Industrias Bachoco is the leader of the Mexican poultry industry and an important player in Mexico's food industry. Its main product lines are chicken, table eggs, balanced feed and swine. Founded in 1952, Bachoco is headquartered in Celaya, in the state of Guanajuato in central Mexico with operations that span the country including 60 distribution centers, and a growing export business. Bachoco trades on both the Mexican and New York Stock Exchanges under the ticker IBA and BACHOCOB.MX. For the year ended December 31, 2010, the Company reported Net Sales of over US$ 2 billion.

Disclaimer:

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

FINANCIAL TABLES FOLLOW

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets
-Unaudited-
	U.S.D.	Mexican Pesos
	as of Sep 30,	2011(2)		2010(2)
		As of Sep 30,		As of Sep 30,
ASSETS
Cash and cash equivalents	$236	Ps	3,277	Ps	3,778
Total accounts receivable	109		1,510		1,609
Inventories	390		5,413		4,388
Other current assets	-		-		-
Total current assets	735		10,200		9,775
Net property, plant and equipment	761		10,570		10,661
Other non current assets	27		381		353
TOTAL ASSETS	$1,523	Ps	21,151	Ps	20,790

LIABILITIES
Notes payable to banks	29		396		215
Accounts payable	118		1,637		1,245
Other taxes payable and other accruals	17		243		650
Total current liabilities	164		2,277		2,110
Long-term debt	31		431		549
Labor obligations	10		137		98
Deferred income taxes and others	148		2,054		2,117
Total long-term liabilities	189		2,621		2,764
TOTAL LIABILITIES	$353	Ps	4,897	Ps	4,874

STOCKHOLDERS' EQUITY
Capital stock	165		2,295		2,295
Paid-in capital	54		745		745
Reserve for repurchase of shares	11		154		159
Retained earnings	924		12,822		11,139
Net majority income of the year	13		186		1,528
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		-
Total majority stockholder's equity	1,167		16,202		15,866
Minority interest	4		52		50
TOTAL STOCKHOLDERS' EQUITY	1,171		16,254		15,916

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,523	Ps	21,151	Ps	20,790
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.8835
Source: Mexico's National Bank, as of September 30, 2011.
(2) Millions of Mexican nominal pesos

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-Unaudited-
	THIRD QUARTER					AS OF SEPTEMBER,
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2011(1)	2011(2)		2010(2)		2011(1)		2011(2)		2010(2)

Net sales	$469	Ps	6,515	Ps	6,297	US	1,381	Ps	19,174	Ps	18,433
Cost of sales	429		5,957		4,807		1,216		16,888		14,469
Gross profit (loss)	40		558		1,491		165		2,286		3,964
Selling, general and administrative expenses	51		708		678		151		2,101		2,027
Operating income (loss)	(11)		(150)		812		13		185		1,937
Other income (expense) net	(5)		(64)		(50)		(7)		(92)		(80)
Comprehensive financing (cost) income	5		75		42		10		138		75
Interest income	4		49		50		11		156		123
Interest expense and financing expenses	(1)		(13)		(18)		(3)		(38)		(57)
Foreign exchange gain (loss), net	3		48		11		3		42		15
Other financial income (expense) net	(1)		(10)		(0)		(2)		(23)		(6)
Income before income tax, asset tax	(10)		(140)		805		17		231		1,932
Total income taxes	(2)		(33)		169		3		45		403
Income tax, asset tax	(4)		(56)		67		5		64		315
Deferred income taxes	2		24		102		(1)		(19)		88
Net income	$(8)	Ps	(107)	Ps	635		13		187		1,529
Minority net income	(0)		(0)		(0)		0		1		1
Majority net income	(8)		(107)		635		13		186		1,528
weighted average shares outstanding	600		600		600		600		600		600
Net majority Income per share	(0.154)		(0.178)		1.058		0.267		0.309		2.546
(1) For reference, in millions of U.S. dollars using an exchange rate of $13.8835
Source: Mexico's National Bank, as of September 30, 2011.
(2) Millions of Mexican nominal pesos

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows
-Unaudited-		Mexican Pesos
	U.S.D.	2011(2)		2010(2)
	2011(1)	As of Sep 30,		As of Sep 30,

NET MAJORITY INCOME BEFORE INCOME TAX	$17	Ps.	231	Ps.	1,932
ITEMS THAT DO NOT REQUIRE CASH:	(20)		(275)		(188)
ITEMS RELATING TO INVESTING ACTIVITIES:	40		550		494
Depreciation and others	38		533		512
Income (loss) on sale of plant and equipment	1		18		(17)
Other Items	(0)		(1)		(1)
ITEMS RELATING TO FINANCING ACTIVITIES:	14		194		180
Interest income (expense)	3		38		57
Other Items	11		156		123

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$50	Ps.	701	Ps.	2,417

CASH GENERATED OR USED IN THE OPERATION:	(69)		(964)		(284)
Decrease (increase) in accounts receivable	10		138		100
Decrease (increase) in inventories	(63)		(879)		125
Decrease (increase) in accounts payable	0		4		(477)
Decrease (increase) in other liabilities	(16)		(227)		(33)

NET CASH FLOW FROM OPERATING ACTIVITIES	$(19)	Ps.	(263)	Ps.	2,133

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(37)		(518)		(407)
Acquisition of property, plant and equipment	(33)		(462)		(234)
Proceeds from sales of property plant and equipment	(5)		(73)		(13)
Other Items	1		17		(161)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$(56)	Ps.	(781)	Ps.	1,726

FINANCING ACTIVITIES

Net cash provided by financing activities:	(9)		(120)		(450)
Proceeds from loans	64		895		1,099
Principal payments on loans	(52)		(715)		(1,299)
Dividends paid	(22)		(300)		(250)
Other items	(0)		(0)		0

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(65)		(900)		1,276

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	301		4,177		2,503

CASH AND INVESTMENTS AT END OF PERIOD	$236	Ps.	3,277	Ps.	3,778

(1) For reference, in millions of U.S. dollars using an exchange rate of $13.8835
Source: Mexico's National Bank, as of September 30, 2011.
(2) Millions of Mexican nominal pesos

Derivatives Position Report
-Unaudited-

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of September 30, 2011 Quarter: 3
Table 1
Type of Financial Instrument	Objective of the Instrument	Notional	Value of the Related Commodity		Reasonable Value		Amounts Due by Year	Guaranties Required
			3Q-2011	2Q-2011	3Q-2011	2Q-2011
Forwards, calls, knock out calls, knock out forwards and puts	Hedge and negotiation	-$ 96,319	$13.88	$11.71	-$ 3,420	-$ 988	97.0% in 2011 and 3.0% in 2012	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 12,815	Corn: $5.9250 USD/bushel for December 2011. Soybean meal: $308.6 USD/ton for December 2011	Corn: $6.29 USD/bushel for July 2011 . Soybean meal: $334.50 USD/ton for August 2011	-$ 3,357	$ -	2011
Options for corn and soybean meal	Hedge and negotiation	$ -			$ -	-$ 889	2011
None of the financial instruments exceed 5% of total assets as of September 30, 2011.
A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of September 30, 2011 at the exchange rate of Ps. 13.88 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of September 30, 2011 Quarter: 3
Table 2
Type of Financial Instrument	Reasonable Value as of September 30, 2011	Value of the related commodity-reference value			Effect on the Income Statement	Effect on the Cash Flow ***
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards, calls, knock out calls, knock out forwards and puts*	-$ 3,420	$13.53	$ 14.23	$ 14.57	Direct	-$ 1,012	-$ 5,828	-$ 8,236
		-5%	5%	10%		-5%	5%	10%
Futures for corn and, soybean	-$ 3,357	$ 5.6288	$ 6.2213	$ 6.5175	The effect will materialize as the inventory is consumed	-$ 3,830	-$ 2,884	-$ 2,411
		$ 293.17	$ 324.03	$ 339.46
Options for corn and soybean meal**	$ -					$ -	$ -	$ -
A negative value means an unfavorable effect for the Company.
* The reference value is the exchange rate of Ps. 13.88 per USD as of September 30, 2011
** The reference value is the Futures of corn for Dec 2011: $5.9250 USD/bushel and soybean meal for Dec 2011, $308.6 USD/ton.
Note: even when table set above shows corn and soybean prices for contracts of Dec 2011, the effect on the cash flow corresponds to the total positions effects.
*** The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

CONTACT: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco